October 23, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (866) 467-7940

Mr. Bob Bates, Chief Financial Officer
Inova Technology, Inc. (formerly Edgetech Services Inc.)
233 Wilshire Boulevard, Suite 400
Santa Monica, CA   90401

**RE: Inova Technology, Inc. (formerly Edgetech Services Inc.)
         File No. 0-27397**

Dear Mr. Bates:

We have reviewed your response letter dated August 31, 2008 which was submitted on September 9, 2008, and have the following comments.

Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for fiscal year ended April 30, 2007 filed on August 30, 2007

1. Please amend your 2007 Form 10-KSB as follows:
   - Revise the 2007 and 2006 financial statements to reflect uncompensated services provided by management in each of those fiscal years.
   - Revise the 2007 and 2006 financial statements to reflect the effect of the correction of the reverse merger accounting
   - The revision should include the appropriate amortization expense of customer list in each of those fiscal years. In this regard, it appears that amortization expense recorded in fiscal year 2007 includes amortization expense that should have been recorded in fiscal year 2006.
   - All financial statement should be labeled as restated.

- Include a note to the financial statements that fully complies with the disclosure requirements of paragraph 26 of SFAS 154, including any per-share amounts affected. In the interest of clarity, please present the restatement in columnar format showing the as originally reported amount, the restated amount, and the effect of change.

Form 10-KSB/A for fiscal year ended April 30, 2008 filed on August 18, 2008

2. Please amend your 2008 Form 10-KSB/A as follows:
   - Revise the 2007 financial statements to be consistent with the restated 2007 financial statements as requested in above comment one.
   - Revise the opening balance (i.e., April 30, 2006) of each component of the statement of stockholders' equity consistent with the restatement of the 2006 financial statements requested in above comment one.
   - All financial statements for 2007 should be labeled as restated.
   - Include a note to the financial statements that fully complies with the disclosure requirements of paragraph 26 of SFAS 154, including any per-share amounts affected. In the interest of clarity, please present the restatement in columnar format showing the as originally reported amount, the restated amount, and the effect of change.
   - Revise Item 8A. Controls and Procedures to identify the nature of the material weakness indicated in your disclosure and the impact the material weakness had on your financial statements.

Forms 10-QSB

3. Please amend your Form 10-QSB for the periods ended 7/31/06, 10/31/06, 1/31/07 7/31/07, 10/31/07 and 1/31/08 as follows:

   - Revise the financial statements to reflect the effect on each of these periods of your restatement of the financial statements for the year ended 4/30/07 and 4/30/06.
   - The effect of the restatement should be reflected in all of the financial statements for the above referenced interim periods as well as the financial statements for the comparable periods of the preceding fiscal year, and the balance sheets as of 4/30/07 and 4/30/06 included in those reports.

4. Also, amend the Form 10-QSB for the period ended 7/31/08 to reflect the effect of the restatement in the financial statements for the comparable period ended 7/31/07.

   As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions,

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant